Exhibit 99.1

Interim Funding Agreement Wells Fargo Equipment Finance, Inc. I 600 South 4th Street I MAC N9300-100 I Minneapolis, MN 55415

This Agreement dated as of August 2, 2022 by and between Wells Fargo Equipment Finance, Inc. ("Creditor") and the undersigned lessee or purchaser or borrower from Creditor, as the case may be (the "Customer").

WHEREAS Creditor has agreed to finance certain equipment for the Customer by way of lease, installment sale contract or promissory note (the "Contract"), such equipment being described as follows (the "Equipment"):

See attached Schedule A.

After Customer signs this Agreement, Customer authorizes Creditor to insert any missing information or change any inaccurate information (such as the model year of the Equipment or its serial number or VIN) into this Equipment description.

WHEREAS the vendor or vendors of the Equipment require progress payments to be made.

NOW THEREFORE the parties hereby agree as follows:

1.	Creditor agrees to make progress payments to the vendor or vendors of the Equipment subject to the terms of this Agreement.

2.	The aggregate amount advanced by Creditor hereunder shall not exceed $13,500,000, and Creditor shall not advance any progress payment hereunder without the prior written authorization of the Customer.

3.

Creditor shall not advance any progress payment hereunder until it shall have first received the following: (a) the Contract duly signed by the Customer and all other related documentation that can be delivered prior to the Customer's acceptance of the Equipment, and (b) all advance payments and security deposits required by the Contract.

4.

The term "Cutoff Date" as used in this Agreement means the earliest to occur of the following dates: (a) November 30, 2022 (or such later date as Creditor may in its sole discretion designate by written notice to Customer); (b) the date there occurs an Event of Default as defined in the Contract (notwithstanding that the Equipment has not then been delivered and accepted); or (c) the date there occurs a material adverse change in the financial condition, business, or prospects of the Customer from that considered by Creditor in making its decision to finance the Equipment. Notwithstanding the foregoing, if the date set forth in clause (a) above is later than August 20, 2022 (the "Approval Expiration Date") the Cutoff Date shall be the Approval Expiration Date unless Creditor extends the Approval Expiration Date after reviewing Customer's updated financial, credit, business and other information as may be required by Creditor.

5.

If on the Cutoff Date the Equipment has not been delivered to and accepted by the Customer under the Contract as evidenced by a delivery and acceptance certificate executed by the Customer in form and substance satisfactory to Creditor, then upon demand at any time after the Cutoff Date the Customer shall pay Creditor the total amount advanced hereunder and remaining unpaid on the Cutoff Date together with accrued but unpaid interest thereon determined as provided below, and Creditor shall no longer be obligated to make advances hereunder. Upon such payment, Creditor shall transfer all of its right, title, and interest in the Equipment and in progress payments advanced hereunder to the Customer without recourse or any warranty whatsoever. In order to protect its ability to acquire use of the Equipment, the Customer may, if Creditor has not demanded payment within 10 business days after the specific date set forth in clause (a) of the definition of Cutoff Date, pay Creditor within such period the amount that would have been due had such a demand been made, but if no such payment is made within such period, the Customer shall have no right to acquire use of the Equipment under the Contract, and Creditor may, at its option, by written notice to the Customer, declare the Contract and all of Creditor's obligations thereunder terminated and acquire the Equipment for its own account or make any other arrangement with the vendor it can negotiate or demand payment from the Customer as provided above.

THIS AGREEMENT INCLUDES THE TERMS ON THE ATTACHED PAGE(S).

Creditor: Wells Fargo Equipment Finance, Inc.	Customer: Geneva Pipe and Precast Company

/s/ Kathleen Hatella	/s/ Aaron Wilkins
By	By

Kathleen Hatella Authorized Signer	Aaron Wilkins, CFO
Title	Print Name and Title

6.

Whether or not the Equipment Is accepted by the Customer under the Contract, the Customer agrees to pay Creditor interest on the unpaid balance of the amount advanced hereunder from the date of the initial advance until the advances are fully paid at an annual rate (computed on the basis of a 360‑day year, actual days elapsed) as follows: the rate per annum determined by Creditor equal to (i) Term SOFR plus (ii) 1.75%. "Term SOFR" means the Term SOFR Reference Rate for a tenor comparable to one month on the day (such day, the "Term SOFR Determination Day") that is two (2) Business Days prior to the date of determination, as such rate is published by the Term SOFR Administrator; provided, however, that (x) if as of 5:00 p.m. (New York time) on any Term SOFR Determination Day, the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator, so long as such first preceding Business Day is not more than three (3) Business Days prior to such Term SOFR Determination Day; and (y) if Term SOFR determined as provided above (including pursuant to clause (x) of this proviso) shall ever be less than 0% (the "Benchmark Floor"), then Term SOFR shall be deemed to be the Benchmark Floor. "SOFR" means a rate per annum equal to the secured overnight financing rate as administered by the SOFR Administrator. "SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). "Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by Creditor in its reasonable discretion). "Term SOFR Reference Rate" means the forward-looking term rate based on SOFR. "Business Day" means any day except (i) a Saturday, (ii) a Sunday, or (iii) any day on which the Securities Industry and Financial Markets Association, or any successor thereto, recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. "Conforming Changes" means any technical, administrative or operational changes (including, without limitation, changes to the definition of "Business Day," the definition of "Interest Period" or any similar or analogous definition, the timing and frequency of determining rates and making payments of interest, prepayment provisions and other technical, administrative or operational matters) that Creditor decides may be appropriate to reflect the adoption and implementation of a Benchmark Replacement or to permit the use and administration of Term SOFR or a Benchmark Replacement by Creditor. The rate shall initially be determined on the first day of the month in which a progress payment is advanced hereunder and such initial rate shall remain in effect through the last day of the calendar month in which the advance is made. The interest rate in effect for each month thereafter during the term of this Agreement shall be the same percentage over Term SOFR, determined on the first day of each calendar month (each such monthly period, an "Interest Period"). In connection with the use or administration of Term SOFR, Creditor will have the right to make Conforming Changes from time to time and any amendments implementing such Conforming Changes will become effective without any further action or consent of Customer. Creditor will promptly notify Customer of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR. Subject to paragraph 16 below, if Creditor determines (any determination of which shall be conclusive and binding on Customer) that either (i) Term SOFR for the applicable Interest Period cannot be determined pursuant to the definition thereof other than as a result of a Benchmark Transition Event (an "Inability Determination") or (ii) any law has made it unlawful, or that any governmental authority has asserted that it is unlawful, for Creditor to make or maintain an advance based on SOFR or Term SOFR, or to determine or charge interest rates based upon SOFR or Term SOFR (an "Illegality Determination"), then Creditor will so notify Customer. From the date of an Inability Determination or an Illegality Determination until Creditor revokes such Inability Determination or notifies Customer that the circumstances giving rise to such Illegality Determination no longer exist, as applicable, the Adjusted Prime Rate shall replace Term SOFR for any determination of interest hereunder for any affected Interest Period hereunder (with the margin that had been added to Term SOFR added to the Adjusted Prime Rate); provided, however, that no such determination of interest shall take effect during any applicable Interest Period as a result of an Inability Determination. Notwithstanding any of the foregoing to the contrary, if a Benchmark Replacement is subsequently determined in accordance with applicable Benchmark Replacement Provisions, that Benchmark Replacement, plus any applicable margin, will then supersede the foregoing with respect to the replaced Benchmark. "Adjusted Prime Rate" means, at any time, the amount equal to (a) the Prime Rate as of such time less (b) the amount (which may be a positive or negative number or zero and which amount shall remain the same from the date of an Inability Determination or an Illegality Determination until Creditor revokes such Inability Determination or notifies Customer that the circumstances giving rise to such Illegality Determination no longer exist, as applicable) equal to (i) the Prime Rate as of the date of the last available Term SOFR less (ii) the last available Term

SOFR (if such Term SOFR is greater than the Prime Rate, so that (i) minus (ii) results in a negative number, then the negative number shall be added to (a) to arrive at the Adjusted Prime Rate); provided, however, that if Adjusted Prime Rate would be less than the Benchmark Floor, then Adjusted Prime Rate shall be deemed to be the Benchmark Floor. "Prime Rate" means at any time the rate of interest most recently announced within Wells Fargo Bank, National Association ("Bank") at its principal office as its Prime Rate, with the understanding that the Prime Rate is one of Bank's base rates and serves as the basis upon which effective rates of interest are calculated for those loans making reference thereto, and is evidenced by the recording thereof after its announcement in such internal publication or publications as Bank may designate. If the rate of interest announced by Bank as its Prime Rate at any time is less than the Benchmark Floor, then for purposes of this Agreement the Prime Rate shall be deemed to be the Benchmark Floor.

7.	Interest shall be payable monthly beginning with the 20th day of the month following the month in which the first advance is made and on the same day of each month thereafter and also on the maturity date. The maturity date of this obligation is the earliest of (x) the date Creditor demands payment pursuant to paragraph 5, (y) the date the Equipment is accepted by the Customer under the Contract, or (z) the date the Customer prepays as permitted by paragraph 5.

8.	Some items of Equipment may be delivered by the vendor to the Customer without the Customer having accepted the items under the Contract. The Customer agrees to maintain insurance on each item of Equipment as required by the Contract from the date it is delivered to the Customer regardless of whether the Customer has accepted the item under the Contract.

9.	Although the Customer has agreed to reimburse Creditor as provided in paragraph 5 for amounts advanced by Creditor hereunder, such amounts do not constitute loans to the Customer, and Creditor as the party making the progress payments to the vendor or vendors reserves for its own benefit all rights to the Equipment and to the benefits of amounts advanced hereunder subject only to its obligations under the Contract and under this Agreement.

10.	Creditor makes no representation as to when the Equipment may be delivered by the vendor thereof.

11.

This Agreement may not be assigned by the Customer without the prior written consent of Creditor. This Agreement shall be binding upon and inure to the benefit of the successors and assigns of the parties hereto.

12.	This Agreement shall be governed by the same substantive laws that govern the Contract.

13.

If Customer is not an individual, (i) the execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of Customer and will not violate any provision of Customer's governing documents; (ii) the person signing on behalf of Customer is duly authorized; and (iii) this Agreement constitutes a legal, valid and binding obligation of Customer.

14.

Customer hereby grants to Creditor a security interest in any and all right, title or interest that Customer now has or may hereafter acquire in or to the Equipment to secure Customer's now existing and hereafter arising obligations and indebtedness to Creditor (except QFC Obligations) whether arising hereunder, under the Contract or under any other agreement or transaction at any time owing by Customer to Creditor. Upon the occurrence of any default in making payment hereunder or any event of default under any other agreement made by Customer in favor of Creditor, Creditor shall have all of the rights and remedies of a secured party under the Uniform Commercial Code. "QFC Obligations" means obligations arising under a securities contract, commodities contract, forward contract, repurchase agreement, swap agreement, or any similar agreement (as defined for purposes of Treasury Part 148 under 12 U.S.C. 5390(c)(8)(H) or FDIC Part 371 under 12 U.S.C. 1821(e)(8)(D)) that the FDIC determines by regulation, resolution, or order to be a qualified financial contract.

15.

Creditor may in its sole discretion, accept a photocopy, electronically transmitted facsimile, pdf or other reproduction of this Agreement and/or any document related hereto (a "Counterpart") as the binding and effective record of this Agreement and/or such other document, whether or not an ink signed copy hereof or thereof is also received by Creditor from Customer, provided, however, that if Creditor accepts a Counterpart as the binding and effective record of this Agreement or any other document, the Counterpart acknowledged by Creditor (either in ink or electronically) shall constitute the record hereof or thereof. Customer represents that the signature that appears on the Counterpart that is transmitted by Customer to Creditor in any manner described above is intended by Customer to authenticate the Counterpart notwithstanding that such signature is electronic, facsimile or a reproduction and Customer further agrees that a Counterpart of this Agreement or such other document received by Creditor, shall, when acknowledged by Creditor (either in ink or electronically), constitute an original document for the purposes of establishing the provisions hereof or thereof and shall be legally admissible under the best evidence rule and binding on and enforceable against Customer. If Creditor accepts a Counterpart of a document as the binding and effective record thereof, only such Counterpart acknowledged by Creditor's ink or electronic signature may be marked "Original" and perfection of a security interest by possession or control may only be accomplished by possession or control of the Counterpart that bears Creditor's acknowledgement.

16.	Benchmark Replacement Provisions. Notwithstanding anything to the contrary contained herein:

(a) Benchmark Replacement. If a Benchmark Transition Event occurs, the applicable Benchmark Replacement will replace the then-current Benchmark for all purposes hereunder on the Benchmark Replacement Date without any further action or consent of Customer.

(b) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, Creditor will have the right to make Conforming Changes from time to time and any amendments implementing such Conforming Changes will become effective without any further action or consent of Customer.

(c) Notices: Standards for Decisions and Determinations. Creditor will promptly notify Customer of (i) the implementation of any Benchmark Replacement, and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. Any determination, decision or election that may be made by Creditor pursuant to these provisions, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and will be made in its sole discretion and without Customer consent.

(d) Certain Defined Terms. As used herein:

"Benchmark" means, initially, the Term SOFR Reference Rate for a tenor comparable to one month; provided, however, that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate for a tenor comparable to one month or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has become effective pursuant to the provisions of this Agreement.

"Benchmark Administrator" means, initially, the Term SOFR Administrator or any successor administrator of the then-current Benchmark or any insolvency or resolution official with authority over such administrator.

"Benchmark Replacement" means the sum of: (x) the alternate rate of interest that has been selected by Creditor as the replacement for the then-current Benchmark and (y) the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by Creditor, in each case giving due consideration to (i) any selection or recommendation by the Relevant Governmental Body at such time for a replacement rate, the mechanism for determining such a rate, the methodology or conventions applicable to such rate, or the spread adjustment, or method for calculating or determining such spread adjustment, for such rate or (ii) any evolving or then prevailing market convention for determining a rate of interest as a replacement to the then-current Benchmark, the methodology or conventions applicable to such rate, or the spread adjustment, or method for calculating or determining such spread adjustment, for such rate for U.S. dollar-denominated syndicated or bilateral credit facilities; provided, however, that if the Benchmark Replacement as determined as provided would be less than the Benchmark Floor, then the Benchmark Replacement shall be deemed to be the Benchmark Floor for the purposes hereof.

"Benchmark Replacement Date" means the date specified by Creditor in a notice to Customer following a Benchmark Transition Event.

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark: a public statement or publication of information by or on behalf of the Benchmark Administrator or a regulatory supervisor for the Benchmark Administrator announcing that (a) the Benchmark Administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely or (b) the Benchmark is not, or as of a specified future date will not be, representative.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.